Exhibit 99.129

RSM Canada LLP

11 King St W

Suite 700, Box 27

Toronto, ON M5H 4C7

T +1416 480 0160

F +1 416 480 2646

www.rsmcanada.com

December 21, 2018

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames

Re: CannTrust Holdings Inc. (the “Company”) - Notice Pursuant to NI 51–102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Notice of Change of Auditor dated December 21, 2018 and agree with the information contained therein, based upon our knowledge of the information at this date.

Yours truly,

/s/ RSM Canada LLP
RSM Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

cc: Toronto Stock Exchange

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RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM international, a global network of independent audit, tax, and consulting firms. Visit rsmcanada.com/aboutus for more information regarding RSM Canada LLP and RSM International.